SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  December 20, 2012

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein are the Registrant's News Release dated December 20, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

Joseph Kahama

Date:   December 20, 2012

Joseph Kahama, Chairman and COO (Tanzania)

Exhibit 1

Connecticut Office: 93 Benton Hill Road Sharon, CT 06069 Tel: (860) 364-1830 Fax: (860) 364-0673	Form 20-F, File No. 001-32500 Trade Symbol: TSX: TNX NYSE MKT LLP: TRX South Surrey Office:
Suite 404 – 1688 152nd Street South Surrey, BC V4A 4N2 Toll Free: 1-800-811-3855
Email: investors@TanzanianRoyalty.com	Tel: (604) 536-7873
Website: www.TanzanianRoyaltyExploration.com	Fax: (604) 536-2529

News Release – December 20, 2012

Tanzanian Royalty Announces Results From Ongoing RC Drilling at Eastern Porphyry Prospect Intersects 9m @ 3.07g/t gold; Including 4.0m @ 6.25g/t Au

Tanzanian Royalty Exploration Corporation is pleased to announce new assay results from its second  phase reverse circulation (RC) drill program at the Eastern Porphyry prospect at its Buckreef Project, aimed at testing the continuation of the deeper diamond drilling (DD) intersected multiple zones to the near surface depths.

Significant intercepts reported from Eastern Porphyry RC follow-up drilling include:

  Drill hole BMRC541 intersected the following multiple zones of mineralization down the hole:

•	5m grading 1.12 g/t Au from 30m depth,
•	1.0m grading 2.35 g/t Au from 41m depth and
•	2m grading 0.65 g/t Au from 76m

     2.     Drill hole BMRC 542 intersected the following multiple zones of mineralization down the hole:

•	1m grading 1.44 g/t Au from 31m,
•	1m grading 6.85 g/t Au from 60m

   3.    Drill hole BMRC 543 intersected the following multiple zones of mineralization down the hole:

•	9m grading 3.07 g/t Au from 40m; including 4m @ 6.25g/t gold
•	1m grading 2.54 g/t Au from 84m

The Eastern Porphyry target is located approximately 800m east of Buckreef Main Zone. Gold mineralization at Eastern Porphyry occurs in a sequence of fine grained basalts to medium grained dolerites and in altered felsic porphyry dykes. The mafic package unit has been intruded by a series of porphyritic felsic dykes. The dykes are typically pink in color and possess both quartz and feldspar phenocryst phases in a fine-grained ground mass. The target area has been infill drilled by DD to test mineralization extension at depth while the RC drilling is testing the continuation of the mineralized zones to near surface depths.

The intersection reported here is a down-hole length and may not represent true width but the true width is estimated to be 50 – 60%.

Mr. Joseph K. Kahama, Chairman and Chief Operating Officer (Tanzania) commented, “We are pleased to learn that these multiple mineralized zones at Eastern Porphyry extend to the surface, which increases the target’s potential for low to medium grade near surface large tonnage.  The RC intercepts are being encountered where predicted from the projected DD drill results. The Eastern Porphyry multiple vein system is one of the potentially significant discoveries made this year in terms of gold grade, intercept width, strike length and the potential for extensions with further drilling."

Sample Protocol and QA/QC

The sample chain of custody is managed by the Buckreef technical team under the supervision of Anthony Minde. Gold analyses reported in this release were performed by standard fire assay using a 50-gram charge with atomic absorption finish (0.01ppm LLD) and a gravimetric finish for assays greater than 10 grams per tonne. All assays were performed by SGS Laboratory in Mwanza. Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QA-QC program includes duplicate samples, blanks and analytical standards.

Intervals of core to be analyzed are split in half with a mechanized core cutter, with one half sent to the Laboratory for geochemical analysis and the remaining half kept in storage for future reference and uses.

SGS Laboratory is ISO 90001 and 17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

Qualified Person

The Company’s Qualified Person, Mr. Peter Zizhou, has reviewed and approved the contents of this news release.  Mr. Zizhou has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000) and is a registered professional natural scientist with SACNASP (Reg. No. 400028/08).

Respectfully Submitted,

Joseph Kahama

Chairman and Chief Operating Officer (Tanzania)

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE MKT LLC have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.